  Exhibit 99.1

High Tide Secures Credit Approval for C$40MM of Senior Secured Credit Facilities

CALGARY, AB, June 15, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today announced that, further to its press release dated May 5, 2026, it has secured credit approval for a loan agreement (the "Loan Agreement") with Bank of Montreal ("BMO") in respect of new senior secured credit facilities in the principal amount of C$40 million (the "New Credit Facilities"). Closing of the New Credit Facilities remains subject to the satisfaction of customary closing conditions. Upon closing, the New Credit Facilities will replace the Company's existing senior credit facility.

High Tide Inc., June 15, 2026

"This is a defining moment for High Tide and speaks volumes about the scale, consistency, and quality of what we have built. Our new senior lender's facility translates directly into materially lower-cost capital as we enter our next phase of growth," said Raj Grover, Founder and Chief Executive Officer of High Tide.

TRANSACTION DETAILS

The Loan Agreement provides for two committed facilities, on terms consistent with those announced by the Company on May 5, 2026:

  A $25 million committed revolving facility with a three-year maturity, to be used to refinance the Company's loan with connectFirst at closing, for general working capital and corporate requirements, and for permitted acquisitions and permitted investments. The balance owing to connectFirst is expected to be slightly over $6 million at closing, resulting in almost $19 million of available room on the revolving facility.
  A $15 million committed delayed draw term loan to be used to refinance the Company's existing $15 million second-lien debentures.

Funds under the New Credit Facilities will become available to the Company, following the satisfaction of customary closing conditions, at which time the Company's existing senior credit facility will be repaid. The Company will provide a further update upon closing expected within approximately 30 days.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 228 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the closing of the New Credit Facilities and the satisfaction of customary closing conditions; the timing of closing; the repayment of the Company's existing senior credit facility; the use of proceeds from the New Credit Facilities being utilized as outlined herein; the expected balance owing to its existing senior lender at closing and the resulting availability under the revolving facility; the ability of the Company to comply with the financial covenants; the anticipated effects of the New Credit Facilities on the business and operations of High Tide; and the ability of the Company to pursue accretive growth across its retail network, scale its German platform through Remexian, and expand into other federally legal markets.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:15e 15-JUN-26